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FOR: CANADIAN SUPERIOR ENERGY INC.

TSX SYMBOL: SNG
AMEX SYMBOL: SNG
Canadian Superior Energy Inc. Announces Evening Bulls and Barrels for Charity Event During Calgary Stampede

JUN 19, 2007 - 09:01 ET

CALGARY, ALBERTA--(Marketwire - June 19, 2007) - It's called Bulls and Barrels for Charity Rodeo and it will likely be the most exciting private corporate function in the Calgary area during Stampede week. Certainly it will be the most unique.

The two-day event is scheduled for the evenings of July 11-12, 2007 and is being sponsored by Canadian Superior Energy Inc. ("Canadian Superior") (TSX:SNG)(AMEX:SNG) and other corporate sponsors and it will be held at Canadian Superior's Chairman Greg Noval's family's large scenic ranch on the Sheep River about five miles west of Turner Valley.

It is what it says - a program of bull riding, barrel racing, with some wild horse racing thrown in for good measure and all proceeds will be going to charity (1/3 to Spinal Cord Research, 1/3 to the Calgary Children's Hospital Cancer Clinic and 1/3 to a new Canadian Professional Bull Riders Association Medical Fund). And, with extraordinary prize money on the table, it will attract many of the world's leading bull riders and barrel racers.

Sponsors are putting up $60,000 in the bull riding with entry fees pushing the total to nearly $70,000, making it the richest stand-alone rodeo event of its kind in Canada this year. And, women and girls on fast horses will also be sharing in record prize money. They'll be racing for additional prize money of $55,000 plus entry fees.

"It's a function for local Calgary area residence, friends, guests, clients and customers of Canadian Superior and numerous other corporate sponsors," said Cody Snyder, who is a well known Calgary bull rider and rodeo manager who is producing the event.

The Canadian division of the Professional Bull Riders ("PBR") outfit is sanctioning the event and the money will count in its world and Canadian standings and 30 bull riders will be bucked per night. "With that kind of money on the table, we'll attract many top PBR contestants from the U.S. and Canada," Snyder reported. There could even be some Brazilians, Australians and Mexicans in the mix. Entries close on June 27, 2007.

Thirty Bull Riders will ride at each of the two 7 p.m. performances with the six leading scores advancing to a championship round. They'll ride for $50,000 plus the entry fee revenue. Also, the contestant with the highest two-ride score to receive a $10,000 bonus.

The Pro Barrel Racing is an invitational event limited to 20 Pro Barrel Racers who will be riding both nights and who will be competing for $50,000 and the overall champion will get an additional $5,000 bonus.

Six teams will also compete in a $25,000 wild horse race, one of the most popular events in rodeo, that was unfortunately discontinued by the Calgary Stampede last year. There will also be a $10,000 junior barrel racing event for 20 girls 16 and under racing per night. The champion will be awarded with a $2,500 gift certificate.

Proceeds, which will come from sponsorship and donations at the gate, will go to the charities mentioned above.

"Noval has a phenomenal setup on the ranch that is brand new and the facilities will have bleacher seating to accommodate about 2,000 and this ranch has a spectacular mountain backdrop for visitors at the charity ranch rodeo," said Snyder.

Canadian Superior Chairman Greg Noval said today, "There is a real need for this type of event given the medical cutbacks in Alberta, and given that spinal cord and back injuries are a major component of rodeo, and also the component related to children's cancer is a very worthwhile cause. The Ranchman's Club in south Calgary, owner Harris Dvorkin, who is also helping us with the ranch rodeo, and is very involved in raising money for the Calgary Children's Hospital. This will be a true old style ranch rodeo along the lines of those held in the area decades ago, and we hope to turn it into an annual charity event."

Area rodeo cowboys Travis Whiteside, a Canadian champion bareback rider, and Cody Thomson, a saddle Bronc rider and steer wrestler, had input into the design of the facility and built the arena, chutes and livestock pens.

"It'll be a full-blown, exciting deal with all the music and pyro," said Snyder, who has produced bull ridings in such cities as Houston, San Antonio, Winnipeg, Edmonton and Calgary. His workload includes the PBR Canada-sanctioned pre-Stampede, two-performance Ranchman's Renegades Bullbustin, scheduled for July 3-4, and the PBR Canada championship, which goes at the Saddledome November 16-18. Tickets for that one went on sale last Friday.

Canadian Superior is a Calgary, Alberta, Canada based oil and gas exploration and production company with operations Offshore Trinidad and Tobago, Offshore Nova Scotia, Canada and in Western Canada. See Canadian Superior's website at www.cansup.com to review Canadian Superior's operations in Western Canada, Offshore Trinidad and Tobago and Offshore Nova Scotia interests. Canadian Superior has approximately 20,000 shareholders worldwide, including some of the top institutional shareholders in North America.

FOR FURTHER INFORMATION PLEASE CONTACT:

Canadian Superior Energy Inc.
Greg Noval or Shawna Fox
(403) 294-1411
(403) 216-2374 (FAX)
Website: www.cansup.com

or

Canadian Superior Energy Inc.
Suite 2700, 605 - 5th Avenue S.W.
Calgary, Alberta, Canada T2P 3H5